File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ✓         Form 40-F             .

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      ✓      .

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:     .]

Monthly Sales Report-March 2004	3
Regulated Announcement for the month of March 2004	4 ~ 5
Press Release of March 2004	6 ~ 7
Signatures	8

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2004.

     Sales volume (NT$ : Thousand)

Time	Item	2004	2003	Changes	(%)
March	Invoice amount	1,817,513	1,138,599	678,914	59.63%
March	Net Sales	1,782,533	1,003,034	779,499	77.71%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	March, 2004 end	February, 2004 end	Limit of lending
MXIC	0	0	12,574,885
MXIC’s subsidiaries	1,471,924	1,471,924	5,602,619

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	March	Bal. As of period end
MXIC	12,574,885	0	4,280,965
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,280,965
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities
Underlying assets/liabilities	816	Underlying assets/liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	-15	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of March 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	February 29, 2004	March 31, 2004	Changes
Executive Director & Chairman	Ding- Hwa Hu	2,051,2470	3,500,283	3,800,283	+300,000
Assistant Vice President	Y.L Lin	0	10,246,413	10,156,413	-90,000
Assistant Vice President	H.C. Liu	0	824,356	815,356	-9,000
Assistant Vice President	Shawn Yin	0	250,000	214,000	-36,000
Assistant Vice President	C.Lin	0	1,409,325	859,325	-550,000
Assistant Vice President	Paul Yeh	0	9,482,102	9,392,102	-90,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on	shares on	units on	shares on
February 29, 2004	February 29, 200	March 31, 2004	March 31, 2004
1,355,575.3	13,555,753	1,396,515.3	13,965,153

     Outstanding amount of Convertible Bonds :

		Outstanding Amounts		Outstanding Amounts
Convertible Bonds	Conversion Price	on February 29, 2004		On March 31, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$	169,224,000	US$	169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$	90,000,000	US$	10,800,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of March 2004.

     The acquisition of assets : None

     The disposition of assets : None

Macronix International Co., Ltd.
16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688 Fax: +886 3 563 2888

■ The BOD approve the issuance of 2004 Employee Stock Options

Hsin-Chu, Taiwan, R.O.C. – Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) announced that the BOD approved the issuance of 2004 employee stock options on Mar. 11 2004. The total number of issued units of employee stock options was 200,000,000 units, which each unit represents 1 share in common share.

     The exercised price of employee stock options shall be not lower than price of the Company’s shares at close of trading on the issuance date of the Stock Options. The actually price should be determined by the chairman. The shares obtained by the exercised procedure shall have the same rights and obligations of the Company’s other ordinary common shares.

     The Stock options shall remain valid for six years and is non-transferable, other than to successors. Upon expiration of the Effective Period, non-exercised options are deemed to be a forfeiture of rights and grantees shall not assert any rights to exercise such options.

Macronix International Co., Ltd.
16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688 Fax: +886 3 563 2888

■ The BOD convene the 2004 Regular General meeting

Hsin-Chu, Taiwan, R.O.C. – Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) announced that the BOD will convene the 2004 Regular General Meeting in the Auditorium in the Activity Center of the Hsin-chu Science-Based Industrial Park on June 18, 2004.

     The cause for the 2004 Regular General Meeting is as following :

1.	Report the business of 2003

2.	Supervisors’ review report

3.	Report the status of acquisition or disposal of assets with related parties for 2003

4.	Report the status of guarantee provided by MXIC as of the end of 2003

5.	Report the execution of rights issue offering in 2003

6.	Report the execution of DR offering in 2004

7.	Report the rules for proceedings of board meetings

8.	Approval of the business report and financial statements of Year 2003

9.	Approval of deficiency making up proposal.

10.	Discussing and resolving the proposal of amendment to the Articles of Incorporation.

11.	Discussing and resolving the domestic right offering and/or DR offering proposal.

12.	Discussing and resolving the proposal of removing the non-competition restriction on identified directors.

13.	Adjust the seats of Board of Directors.

14.	Election of the 6th directors and supervisors.

15.	Special resolution.

Starting and ending dates of suspension of share and conversion of the Company’s ECB IV¡BECBV and DCBI will be suspended during 2004/04/20 to 2004/06/18.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: April 23, 2004	By:	/s/ Paul Yeh Name: Paul Yeh
Title: Associate Vice President of Finance Center